

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St., Suite 2100
Houston, Texas 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Response dated November 17, 2021**
> **File No. 001-34991**

Dear Ms. Kneale:

We have reviewed your November 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

Response dated November 17, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 62

1. We note your response to prior comment 1. With regard to non-GAAP measures such as adjusted gross margin, the most directly comparable GAAP-basis measure under Item 10(e)(1)(i)(B) of Regulation S-K is generally a fully burdened gross margin. Please tell us why you believe your current description and presentation of non-GAAP segment adjusted gross margin in Management's Discussion and Analysis of Financial Condition and Results of Operations remains appropriate.

2. We note you define operating margin as "gross margin less operating expenses" on page 63. However, we note the addition of footnote (1) on page 25 in your Form 10-Q for the

fiscal quarter ended September 30, 2021 that "Operating margin is calculated by subtracting Product purchases and fuel from Revenues." Please clarify for us how you calculate segment operating margin and revise your disclosure as necessary.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation